November 17, 2006

Jeffrey Riedler
Assistant Director
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	AVI BioPharma, Inc.
Form S-3 Registration Statement
File No. 333-138299

Dear Mr. Riedler:

This letter is in response to your letter dated November 8, 2006 to AVI Biopharma, Inc. (the “Company”).  Your letter included one comment to which we have responded below.  For your convenience, we have set forth the comment and provided our response immediately thereafter.

Comment:

Please revise the “Incorporation by Reference” portion of your registration statement to include your Form 10-Q for the period ended March 31, 2006, and any subsequently filed Form 10-Q.

Response:

The Company has amended the Form S-3 to incorporate its Form 10-Q for the periods ended March 31, 2006 and September 30, 2006 in response to your comment.  The Form S-3/A was filed on November 17, 2006, file number 333-138299.  To expedite your review, we have provided a marked copy of the amendment with this letter.

We trust the above response has adequately addressed your comment. Please direct any additional questions regarding the review and this related response to me at (503) 778-5403.

Very truly yours,

Davis Wright Tremaine LLP

/s/ Trinh C. Tran

Trinh C. Tran

TCT:rmr

Enclosures

cc:	Alan P. Timmins, AVI Biopharma, Inc.
Mary K. Fraser, Securities and Exchange Commission